**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

# Form 6-K

**REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934**

Report on Form 6-K for March 8, 2011

Commission File Number 1-31615

Sasol Limited
1 Sturdee Avenue
Rosebank 2196
South Africa

(Name and address of registrant's principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

**Note**: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

**Note**: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-_____.

**Enclosures**: Progress on chief executive succession

Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Sasol Ordinary Share codes:      JSE: SOL      NYSE: SSL
Sasol Ordinary ISIN codes:       ZAE000006896  US8038663006
Sasol BEE Ordinary Share code:   JSE: SOLBE1
Sasol BEE Ordinary ISIN code:    ZAE000151817
("Sasol" or "the Company")

PROGRESS ON CHIEF EXECUTIVE SUCCESSION

As announced previously, Sasol's Board commenced a process to
identify a successor to the current Chief Executive of Sasol, Mr
Pat Davies. Mr Davies reaches the normal retirement age for Sasol
executives in March this year and as previously announced it was
agreed to extend his tenure as Chief Executive for up to a year
after his normal retirement date until his successor has been
appointed.

The Board has made good progress in finding a successor and it is
envisaged that a further announcement will be made by the end of
June 2011.

Hixonia Nyasulu

Chairman

Johannesburg

8 March 2011


Sponsor

Deutsche Securities (SA) (Pty) Limited

## SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 8, 2011              By:     /s/ N L Joubert

                                                Name:   Nereus Louis Joubert

                                                Title:    Company Secretary